SHAREHOLDER SERVICES FEE LIMITATION AGREEMENT

This AGREEMENT is made this 28th day of January, 2015, between City National Rochdale Funds (the “Trust”), a Delaware statutory trust, and City National Rochdale, LLC (“City National Rochdale”), a Delaware limited liability company.

WHEREAS, City National Asset Management, Inc. (“CNAM, Inc.”) previously entered into a Shareholder Services Agreement with the Trust pursuant to which CNAM, Inc. agreed to provide certain services described in the Shareholder Services Agreement to clients who from time to time beneficially own shares of Class N of any of the series of the Trust listed on Appendix A of this Agreement (the “Funds”); and

WHEREAS, CNAM, Inc. reorganized into City National Rochdale effective September 10, 2013, and in that connection City National Rochdale assumed the responsibilities of CNAM, Inc. under the Shareholder Services Agreement;

WHEREAS, the parties currently desire to limit the shareholder services fees payable to  City National Rochdale by the Funds;

NOW, THEREFORE, the parties hereto do hereby agree as follows:

1. Limit on Shareholder Servicing Fees. City National Rochdale hereby agrees to limit the compensation payable to it pursuant to the Shareholder Services Agreement (the “Service Fees”) by the Class N shares of each Fund to the respective annual percentage of the average daily net asset value of such Fund’s shares set forth on Appendix A of this Agreement.

2. Reimbursement of Shareholder Servicing Fees.  City National Rochdale  hereby agrees that any Service Fees reduced by it pursuant to this Agreement shall not be eligible for reimbursement by any Fund to City National Rochdale.

3. Term.  This Agreement shall continue in effect until January 31, 2016, unless sooner terminated in accordance with Section 4 herein.

4. Termination.  This Agreement may be terminated at any time by the Trust on behalf of the Fund or by the Board of Trustees of the Trust upon sixty (60) days’ written notice to City National Rochdale without payment of any penalty and shall automatically terminate upon the termination of the Shareholder Services Agreement.

7. Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other parties.

8. Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9. Captions.  The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

10. Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CITY NATIONAL ROCHDALE FUNDS		CITY NATIONAL ROCHDALE, LLC

By:	/s/Anthony Sozio	By:	/s/Kurt Hawkesworth
Name:	Anthony Sozio	Name:	Kurt Hawkesworth
Title:	Vice President and Assistant Secretary	Title:	COO

SCHEDULE A

The annualized Service Fees of each Fund will be limited to the following annual rate of average daily net assets of Class N shares of the Fund shown below:

Fund	Service Fee Limitation
Limited Maturity Fixed Income Fund	0.0%
Socially Responsible Equity Fund	0.0%

3